October 25, 2016

Via EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn:	Edward P. Bartz

Re:	BBH Trust (the “Trust”)
Post-Effective Amendment No. 62
(File Nos. 333-129342, 811-21829)
S000015108

Dear Mr. Bartz:

Listed below are the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission on Post-Effective Amendment No. 62 to the Trust’s Registration Statement on Form N-1A filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on behalf of the Trust on August 24, 2016, and the Trust’s responses thereto.

Prospectus

1.	Comment: Page 1, Annual Fund Operating Expenses & Example

At least three days prior to the registration statement becoming effective, please provide the Staff with a completed Annual Fund Operating Expense Table and Expense Example.

Response:              The requested information is provided below.

Annual Fund Operating Expenses
(Expenses that you pay each year as a percentage of the value of your investment)
	Regular Shares	Institutional Shares
Management Fees	0.23%	0.23%
Distribution (12b-1) Fees	None	None
Other Expenses	0.25%	0.02%
Total Annual Fund Operating Expenses	0.48%	0.25%

Example
This example is intended to help you compare the cost of investing in the Fund’s Regular Shares and Institutional Shares to the cost of investing in other mutual funds.  The example assumes that you invest $10,000 in the Fund’s Regular Shares and Institutional Shares for the time periods indicated and then redeem all of your shares at the end of those periods.  The example also assumes that your investment has a 5% return each year and that the operating expenses of the Fund’s Regular Shares and Institutional Shares remain the same.  Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Regular Shares	$49	$154	$269	$604
Institutional Shares	$26	$81	$141	$318

2.	Comment: Page 2, Principal Investment Strategies

Please include disclosure regarding the Fund’s policy, pursuant to Rule 35d-1 under the Investment Company Act of 1940, to invest at least 80% of the value of its net assets in government securities and repurchase agreements collateralized by government securities.  The Staff cited to the SEC’s 2014 Money Market Fund Reform Frequently Asked Questions, question number 55 (May 23, 2016).

Response:              This change has been made as requested.

3.	Comment: Page 2-3, Principal Risks of the Fund

Please revise the summary risk disclosure so that the relevant language in that section more closely mirrors the specific language required by Item 4(b)(1)(ii)(C) of Form N-1A.

Response:              The disclosure has been revised as requested.

4.	Comment: Page 5, Principal Investment Strategies

Please include disclosure regarding the Fund’s policy, pursuant to Rule 35d-1 under the Investment Company Act of 1940, to invest at least 80% of the value of its net assets in government securities and repurchase agreements collateralized by government securities.  The Staff cited to the SEC’s 2014 Money Market Fund Reform Frequently Asked Questions, question number 55 (May 23, 2016).

Response:              This change has been made as requested.

5.	Comment: Page 8, Management of the Fund, Investment Advisory and Administrative Fee

Please confirm that the effect of the Investment Adviser’s voluntary fee waiver is not included in the Fund’s Annual Fund Operating Expense Table and Example, as the waiver is voluntary in nature and can be changed at any time.

Response:	The Registrant confirms that the effect of the voluntary fee waiver is not included in the Fund’s Annual Fund Operating Expense Table and Example.

Statement of Additional Information

1.	Comment: Page 1, Description of the Fund’s Strategies and Investments

Please include disclosure regarding the Fund’s policy, pursuant to Rule 35d-1 under the Investment Company Act of 1940, to invest at least 80% of the value of its net assets in government securities and repurchase agreements collateralized by government securities.  The Staff cited to the SEC’s 2014 Money Market Fund Reform Frequently Asked Questions, question number 55 (May 23, 2016).

Response:              This change has been made as requested.

2.	Comment: Page 8, Fundamental Investment Policies

The Staff noted that the Fund’s concentration policy currently includes the following sentence: “Government securities, municipal securities and bank instruments will not be deemed to constitute an industry.”  However, the Staff clarified its view that only tax exempt municipal securities may be properly excluded from the definition of “industry.”  The Staff cited to Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities, Investment Company Act Release No. 9785 (May 31, 1977).  Recognizing that a change to a fundamental investment policy of the Fund would require a vote of the Fund’s shareholders, the Staff requested assurance that, at the time of the Fund’s next shareholder vote, the Fund would consider making this change to its concentration policy.

Response:	The Registrant confirms that, at the time of the Fund’s next shareholder vote, it will consider proposing the Staff’s recommended change to the Fund’s concentration policy for shareholder approval.

3.	Comment: Page 9, Non-Fundamental Investment Policies

The Staff noted that the Fund’s government securities policy currently includes the following sentence: “Under normal circumstances, at least 80% of the value of the Fund’s net assets will be invested in U.S. government securities and repurchase agreements fully collateralized by either cash or U.S. government securities.”  However, the Staff noted that only repurchase agreements collateralized by U.S. government securities may be properly included within the Fund’s 80% policy and requested that reference to repurchase agreements collateralized by cash be removed from the Fund’s government securities policy.

Response:              This change has been made as requested.

Please contact the undersigned at (617) 772 – 1096 if you have any questions or comments.

Sincerely,
/s/ James D. Kerr
James D. Kerr Assistant Secretary, BBH Trust